Via EDGAR, U.S. Mail and Facsimile to 202.772.9368

June 11, 2010

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4561
Washington, DC  20549

Re:           St. Mary Land & Exploration Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 24, 2010
File No. 1-31539

Dear Mr. Schwall:

On behalf of SM Energy Company, which as reported in a Current Report on Form 8-K filed June 2, 2010 is the new name of the above-referenced registrant (the “Company”), submitted below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 28, 2010, regarding the above-referenced filing.  For your convenience, we have reproduced the comments below in bold text and incorporated our responses in normal text below each comment.

Form 10-K

General

1.	Please ensure that you check all of the appropriate boxes on the cover page of your periodic reports.

Response:

We note that a box on the cover page of our 2009 Form 10-K to indicate by check mark whether we had submitted electronically and posted on our corporate Web site every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that we were required to submit and post such files), was left unchecked pursuant to the guidance in Question 105.04 of the Compliance and Disclosure Interpretations by the Division of Corporation Finance for Exchange Act Forms, which indicates that a company should not start checking those boxes until it is required to submit those files.  We will become subject to the requirement to submit and post Interactive Data Files beginning with our Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2010, and will check the appropriate box on the cover page of that Form 10-Q and subsequent periodic reports.

We note that the box on the cover page of our 2009 Form 10-K to indicate by check mark if disclosure of delinquent Section 16 filers pursuant to Item 405 of Regulation S-K is not contained therein, and will not be contained, to the best of the registrant’s knowledge, in the definitive proxy statement incorporated by reference in Part III of the Form 10-K, was not checked, and that our definitive proxy statement filed on April 12, 2010 and incorporated by reference in Part III of our 2009 Form 10-K did not contain disclosure of delinquent Section 16 filers, since during the applicable reporting period all of our Section 16 filers filed all required Section 16 reports on a timely basis.  We will ensure that, if appropriate, this box is checked on the cover page of our future Form 10-K reports.

Major customers, page 16

2.	We note that sales to Teppco Crude Oil LLC individually accounted for 12 percent of your total oil and gas production revenue. Please file any material contracts with Teppco Crude Oil LLC as exhibits.

Response:

All sales to Teppco Crude Oil LLC during 2009 were standard production sales made in the ordinary course of business.  Our standard form oil and gas sales contracts with Teppco are substantively the same as those used for sales to other oil and gas purchasers, and contain no firm commitment volumes or any other terms or provisions that would cause them to be considered material definitive agreements not made in the ordinary course of our business.  Accordingly, we do not believe that any contracts with Teppco Crude Oil LLC need to be filed as exhibits.

Oil and gas production revenue, page 62

3.
Please provide a more detailed discussion of your oil and gas production revenue, similar to the disclosure provided in your 10-Q for the quarter ended March 31, 2010.  In addition, identify the percentages by which oil and gas revenue decreased during the period and the components that contributed to the change in revenue.

Response:

In future filings we will include a table of average realized oil, gas and equivalent prices similar to the table on page 35 of our Form 10-Q for the quarter ended March 31, 2010 (the "Form 10-Q").  We will also add, to the table that appeared on page 59 of our 2009 Form 10-K, disclosures of the production revenue percentage changes between periods separately for oil and natural gas, rather than only showing the percentage change for MCFE equivalents.  Examples of the table and the additional disclosures are as follows:

The following table summarizes the average realized prices we received in the period ended XXX, before the effects of hedging.  Prices for oil and gas increased between the two periods.

For the Period Ended XXX,
	20XX		20XX

Realized oil price ($/Bbl)	$	XXX	$	XXX
Realized gas price ($/Mcf)	$	XXX	$	XXX
Realized equivalent price ($/MCFE)	$	XXX	$	XXX

Selected Operations Data (In thousands, except sales price, volume, and per MCFE amounts):
	For the Period Ended XXX,				Percent Change Between Periods
	20XX		20XX

Oil & gas production revenues (1)
Oil production revenue	$	XXX	$	XXX	XX	%
Gas production revenue		XXX		XXX	XX	%
Total	$	XXX	$	XXX	XX	%

(1) Includes the effects of hedging activities

In addition, we will include disclosures consistent with the disclosures immediately below the table on page 35 of the Form 10-Q regarding the components that contributed to the change in revenue.

Exhibit 99.1, page 6

4.
We note your statement that “[t]his report was prepared for the exclusive use and sole benefit of St. Mary Land & Exploration Company and may not be put to other use without our prior written consent for such use.” As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Response:

We have discussed this comment with Ryder Scott Company, L.P. (“Ryder Scott”), the issuer of the report, which report was specifically referred to in the consent of Ryder Scott with respect to the use thereof in our 2009 Form 10-K, as filed as Exhibit 23.2 to our 2009 Form 10-K.  We understand that Ryder Scott is engaged in separate ongoing discussions with the Staff regarding this comment, and is currently developing revised report language as a result of clarifying guidance obtained from these discussions.  We also understand that Ryder Scott plans to submit this revised report language directly to the Staff for further review and discussion.  After the conclusion of Ryder Scott’s discussions with the Staff regarding this comment, we will consult with Ryder Scott in order to determine the appropriate future course of action with respect to this comment.

Definitive proxy statement filed April 12, 2010

5.
Please confirm in writing that you will comply with the following comment in all future filings.  Provide us also with an example of the disclosure you intend to use.  After our review of your response, we may raise additional comments.

Response:

We hereby confirm that we will comply with the following comments in all applicable future filings.  To the extent that we believe that expanded disclosure in response to a comment is appropriate, we have provided below as part of the response to that comment an example of the disclosure that we intend to use.

General

6.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

We concluded that disclosure in response to Item 402(s) of Regulation S-K was not necessary due to our determination that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on us, and pursuant to guidance included in the Commission’s adopting release for Item 402(s) of Regulation S-K [Release No. 33-9089] indicating that Item 402(s) does not require a company to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

The process that we undertook to reach that conclusion involved a review and evaluation by the Compensation Committee of our Board of Directors, which met and evaluated our compensation policies and practices for all employees to determine whether and to what extent, if any, our policies and practices of compensating our employees could result in risk taking incentives, and whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us.  In its review and evaluation, the Compensation Committee considered, among other factors, whether there were situations that may require disclosure, such as potential material risk-incentivizing compensation policies and practices:

• at a business unit of the company that carries a significant portion of the company’s risk profile;

• at a business unit with compensation structured significantly differently than other units within the company;

• at a business unit that is significantly more profitable than others within the company;

• at a business unit where compensation expense is a significant percentage of the unit’s revenues; and

•           that vary significantly from the overall risk and reward structure of the company, such as when bonuses are awarded upon accomplishment of a task, while the income and risk to the company from the task extend over a significantly longer period of time.

Based upon its review and evaluation of our compensation policies and practices, the Compensation Committee determined that our compensation policies are not reasonably likely to have a material adverse effect on us.

Short-term incentive plan, page 25

7.
We note that the short-term incentive plan incorporates a minimum threshold and maximum result for each key performance measure.  We further note that the 2010 STIP will have threshold, target and maximum goals against which year-end results will be evaluated.  Please disclose the threshold, target and maximum amounts for each of the performance measures.

Response:

In future filings containing a Compensation Discussion and Analysis section pursuant to Item 402(b) of Regulation S-K, we will disclose the applicable threshold, target and maximum amounts for each of the applicable performance measures under our short-term incentive program (“STIP”).  An example of the disclosure, using the applicable 2009 measures for purposes of illustration, is as follows:

The following table summarizes the 2009 STIP performance measures, weightings, and target amounts, along with corporate actual results.  Following the table is a discussion and analysis of each performance measure, and a discussion of the corresponding threshold and maximum amounts for each performance measure.

Metric	Target	2009 Actual Result	Multiplier Factor (of target)	Weighting	Corporate Net Factor
Cash Flow ($ in millions)	$348.7	$466.6	2	30%	2.00
Investment Efficiency (capital value ratio)	0.90	0.66	0	35%	0.00
Corporate Growth
—Drill bit PD Reserve Addtns. (Bcfe)	78,108	30,146	0	21%	0.00
—Reserve Replacement %	125%	15%	0	14%	0.00
					0.60
Discretionary Factors	N/A
—Safety and Environmental					0.05
—Inventory Build					0.00
—Other					0.05
Final Multiplier Factor					0.70

If the target amount of a metric is reached, the STIP is applied at a level of 1X for that metric.  For the cash flow metric, a threshold amount of 25% below the target amount is required, below which no STIP credit is given for that metric, and a maximum amount of 25% above the target results in an application of the STIP at a level of 2X for that metric.  For the investment efficiency metric, a threshold amount of 20% below the target amount is required, below which no STIP credit is given for that metric, and a maximum amount of 20% above the target results in an application of the STIP at a level of 2X for that metric.  For the corporate growth – drill bit proved developed reserve additions metric, a threshold amount of 50% below the target amount is required, below which no STIP credit is given for that metric, and a maximum amount of 25% above the target results in an application of the STIP at a level of 2X for that metric.  For the corporate growth – reserve replacement percentage metric, a threshold amount of 50% reserve replacement is required, below which no STIP credit is given for that metric, and a maximum amount of 270% reserve replacement results in an application of the STIP at a level of 2X for that metric.

8.
We note that Mr. Purcell’s bonus from the short-term incentive plan was $128,520, but that his actual bonus was $153,520.  Please explain the individual performance factors that caused the compensation committee to increase his bonus amount.

Response:

The Compensation Committee did not increase Mr. Pursell’s bonus amount under our STIP, but rather such additional amount was the result of the 2009 payment of the second installment of his signing bonus for joining us in 2008.  As part of Mr. Pursell’s employment offer package for joining us in 2008, he received a signing bonus of $50,000, of which $25,000 was paid with Mr. Pursell’s first paycheck, with the remaining $25,000 paid on the six month anniversary date of Mr. Pursell’s employment March 6, 2009.  Such second installment was contingent upon Mr. Pursell being employed by us on such six-month anniversary date.  The table on page 27 of the proxy statement reflects only Mr. Pursell’s bonus under our STIP.  The Summary Compensation Table on page 37 reflects both Mr. Pursell’s STIP bonus as well as the $25,000 second installment of the signing bonus paid on March 6, 2009, as indicated in footnote 1 to the Summary Compensation Table.

On behalf of the Company, the undersigned acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We believe that the foregoing is responsive to the comments.  If you need further information, you may contact the undersigned at (303) 864-2555.

Sincerely,

/s/ A. WADE PURSELL
A. Wade Pursell
Executive VP and Chief Financial Officer